FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November, 2016

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated November 8, 2016, announcing that it is first to Deliver Layer 2 with GTP Acceleration to Provide True LTE Speeds over Satellite for Large-Scale Networks.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated November 8, 2016	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Gilat First to Deliver Layer 2 with GTP Acceleration to Provide True
LTE Speeds over Satellite for Large-Scale Networks

Operational-efficiency now achieved for both cellular backhaul and corporate connectivity applications over the SkyEdge II-c platform

Petah Tikva, Israel, November 8, 2016 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today being the first to deliver Layer 2 with GTP acceleration to provide true LTE speeds as well as operational efficiency, for large-scale networks. Layer 2 functionality is now available for both cellular backhaul and corporate connectivity applications.

Gilat’s patent pending innovative GTP acceleration techniques provide true LTE performance of 150 Mbps to the handset, being on par with terrestrial performance. This technological breakthrough was chosen by tier-1 MNOs in the US, UK and Japan to extend network coverage and for public safety applications, thus propelling satellite backhaul from a niche play to the mainstream. With this solution, Gilat is driving satellite cellular backhauling from the developing world to the developed world, and from rural areas, to the metro-edge, and metro networks.

These heterogeneous networks compromising of terrestrial and satellite backhauling require simplified operational practices. Addressing this need, Gilat is the first to implement carrier grade Layer 2 with GTP acceleration, thus providing true LTE performance on large-scale networks.

“Gilat is leapfrogging the conventional Layer 2 implementation by adding the ability to accelerate inside the LTE GTP Tunnel as well as being IP transparent. This enables application of standard terrestrial operational practices to satellite networks,” said Hagay Katz, Head of the VSAT Line of Business at Gilat, “The unique feature set provided by Gilat includes Q-in-Q, Ethernet Virtual Connection based on the MEF standards, header compression to improve efficiency over the satellite link, and standard Layer 2 telemetries for performance management and fault management. This comprehensive package ensures smooth integration to network operator systems and is testament to Gilat’s continued technological leadership.”

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient  and reliable  satellite-based connectivity  solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-look ing within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-look ing statements. These forward-look ing statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-look ing statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-look ing statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren
DoreetO@gilat.com

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